HEI Exhibit 99.1

August 6, 2007

Contact:	Suzy P. Hollinger	(808) 543-7385 Telephone
	Manager, Treasury and Investor Relations	(808) 532-5812 Facsimile
E-mail: shollinger@hei.com

HAWAIIAN ELECTRIC INDUSTRIES, INC. REPORTS SECOND QUARTER 2007 EARNINGS

HONOLULU — Hawaiian Electric Industries, Inc. (NYSE—HE) today reported consolidated net income for the second quarter of 2007 of $17.5 million, or $0.21 per share, compared with $27.2 million, or $0.34 per share for the second quarter of 2006. “Second quarter results continued to reflect challenges at both our operating subsidiaries. Our utility continued to experience rising costs of operating its systems reliably, while at the bank, the impact of persistently high short-term interest rates on costing liabilities continued to compress net interest margin and noninterest expenses were higher than in the second quarter of 2006,” said Constance H. Lau, HEI president and chief executive officer.

UTILITY RESULTS

Electric utility net income for the second quarter of 2007 was $10.7 million compared with $17.3 million for the same quarter in 2006. “Higher quarter-over-quarter other operation and maintenance (O&M) expenses more than offset the impacts of interim rate relief received at our Hawaii Island utility and higher kilowatthour sales,” said Lau.

Kilowatthour sales were up 1.7% from the same quarter of 2006 primarily due to new load growth and warmer weather.

Hawaiian Electric Industries, Inc. News Release

August 6, 2007

Other O&M expenses for the quarter were higher by $13.2 million than in the same quarter in 2006 due primarily to $5.9 million of costs related to the increased number and scope of generating unit overhauls, $1.5 million of increased retirement benefits expenses, and $1.3 million of higher vegetation management and substation maintenance expenses. The remaining increase in other O&M expenses of $4.5 million includes increased costs to ensure reliable operations and execute energy efficiency programs.

Depreciation expenses were higher by $1.7 million quarter-over-quarter due to 2006 additions to plant in service.

“Rate cases for our three utilities have been focused on recovering these higher other O&M expenses, as well as the costs of capital investments made to ensure reliability,” said Lau.

High peak demand for electricity over the last several years has reduced reserve margins and increased costs at our Oahu utility. In May 2007, Public Utilities Commission approval was received for Hawaiian Electric Company’s 110 MW biofueled peaking unit on Oahu. Permitting and engineering for this unit began in 2003 with commercial operation scheduled for mid-2009. This renewable energy generating unit represents a significant step in Hawaiian Electric Company’s efforts supporting the State’s energy policy of reducing dependence on fossil fuels.

BANK RESULTS

Bank net income was $12.6 million in the second quarter of 2007 compared to $16.2 million for the same quarter last year, a decrease of $3.6 million.

“Higher short-term interest rates made the interest rate environment more challenging than it was during the same quarter of last year,” said Lau. “In addition, higher noninterest expenses impacted comparative quarter-over-quarter bank results,” Lau added.

Hawaiian Electric Industries, Inc. News Release

August 6, 2007

Net interest income in the second quarter of 2007 was $51.1 million compared to $52.9 million in the second quarter of 2006. Increased interest income, primarily due to higher balances and yields on loans and other investments, was more than offset by increased funding costs and lower balances on investment and mortgage-related securities. Net interest margin was 3.20% in the second quarter of 2007, compared with 3.30% in the second quarter of 2006.

The bank provided $1.2 million for loan losses in the second quarter compared to no provision in the second quarter of 2006. “The provision recorded in the second quarter was attributable to one commercial borrower and was not reflective of a trend in the overall credit quality of the loan portfolio,” said Lau.

Noninterest income in the second quarter increased $2.6 million compared to the second quarter of 2006, due primarily to higher fee income on deposit liabilities.

Noninterest expenses for the quarter ended June 30, 2007, were $6.1 million higher than the same quarter in 2006, including $3.8 million higher services costs primarily to strengthen the bank’s risk management and compliance infrastructure.

HOLDING AND OTHER COMPANIES’ RESULTS

The holding and other companies’ net losses were $5.7 million in the second quarter of 2007 versus $6.3 million in the same quarter of 2006. The quarter-over-quarter improvement was primarily due to the absence in the second quarter of 2007 of a $1.2 million after-tax unrealized loss in the second quarter of 2006 from the company’s investment in Hoku Scientific, Inc. (Hoku). In January 2007, the company sold its remaining investment in Hoku.

Hawaiian Electric Industries, Inc. News Release

August 6, 2007

WEBCAST AND TELECONFERENCE

Hawaiian Electric Industries, Inc. will conduct a webcast and teleconference call to review its second quarter 2007 earnings on Tuesday, August 7, 2007, at 7:00 a.m. Hawaii Time (1:00 p.m. Eastern Time). The event can be accessed through HEI’s website at http://www.hei.com or by dialing (866) 510-0708, passcode: 86482061 for the teleconference call.

An online replay of the webcast will be available at the same website beginning about two hours after the event. Replays of the teleconference call will also be available approximately two hours after the event through August 21, 2007, by dialing (888) 286-8010, passcode: 38620233.

Representing management will be Constance H. Lau, president and chief executive officer, Hawaiian Electric Industries, Inc., chairman, Hawaiian Electric Company, Inc. and chairman, president and chief executive officer, American Savings Bank, F.S.B.; T. Michael May, president and chief executive officer, Hawaiian Electric Company, Inc.; and Eric K. Yeaman, financial vice president, treasurer and chief financial officer, Hawaiian Electric Industries, Inc.

HEI supplies power to over 400,000 customers or 95% of Hawaii’s population through its electric utilities, Hawaiian Electric Company, Hawaii Electric Light Company and Maui Electric Company, and provides a wide array of banking and other financial services to consumers and businesses through American Savings Bank, the state’s third largest financial institution based on year-end asset size.

Hawaiian Electric Industries, Inc. News Release

August 6, 2007

FORWARD-LOOKING STATEMENTS

This release may contain “forward-looking statements,” which include statements that are predictive in nature, depend upon or refer to future events or conditions, and usually include words such as expects, anticipates, intends, plans, believes, predicts, estimates or similar expressions. In addition, any statements concerning future financial performance (including future revenues, expenses, earnings or losses or growth rates), ongoing business strategies or prospects and possible future actions, which may be provided by management, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are subject to risks, uncertainties and assumptions about HEI and its subsidiaries, the performance of the industries in which they do business and economic and market factors, among other things. These forward-looking statements are not guarantees of future performance.

Forward-looking statements in this release should be read in conjunction with the “Forward-Looking Statements” discussion (which is incorporated by reference herein) set forth on page iv of HEI’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, and in HEI’s future periodic reports that discuss important factors that could cause HEI’s results to differ materially from those anticipated in such statements. Forward-looking statements speak only as of the date of this release.

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Hawaiian Electric Industries, Inc. (HEI) and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)	Three months ended June 30,		Six months ended June 30,		Twelve months ended June 30,
(in thousands, except per share amounts)	2007	2006	2007	2006	2007	2006
Revenues
Electric utility	$492,712	$503,967	$940,390	$979,023	$2,016,257	$1,980,902
Bank	107,526	102,556	211,986	202,560	417,791	401,300
Other	525	(1,554)	2,410	(1,652)	1,711	18,403

	600,763	604,969	1,154,786	1,179,931	2,435,759	2,400,605

Expenses
Electric utility	463,923	464,121	898,609	893,597	1,893,184	1,808,026
Bank	87,832	76,397	173,864	149,386	344,285	294,380
Other	3,699	3,722	8,463	7,068	14,924	15,017

	555,454	544,240	1,080,936	1,050,051	2,252,393	2,117,423

Operating income (loss)
Electric utility	28,789	39,846	41,781	85,426	123,073	172,876
Bank	19,694	26,159	38,122	53,174	73,506	106,920
Other	(3,174)	(5,276)	(6,053)	(8,720)	(13,213)	3,386

	45,309	60,729	73,850	129,880	183,366	283,182

Interest expense–other than on deposit liabilities and other bank borrowings	(19,282)	(19,134)	(39,793)	(38,251)	(77,220)	(75,595)
Allowance for borrowed funds used during construction	586	719	1,184	1,421	2,642	2,539
Preferred stock dividends of subsidiaries	(473)	(473)	(946)	(946)	(1,890)	(1,890)
Allowance for equity funds used during construction	1,202	1,588	2,434	3,136	5,646	5,972

Income before income taxes	27,342	43,429	36,729	95,240	112,544	214,208
Income taxes	9,793	16,205	12,416	35,679	39,791	79,633

Net income	$17,549	$27,224	$24,313	$59,561	$72,753	$134,575

Per common share
Basic earnings	$0.21	$0.34	$0.30	$0.73	$0.89	$1.66

Diluted earnings	$0.21	$0.33	$0.30	$0.73	$0.89	$1.66

Dividends	$0.31	$0.31	$0.62	$0.62	$1.24	$1.24

Weighted-average number of
common shares outstanding	81,907	81,100	81,679	81,041	81,461	80,977

Adjusted weighted-average shares	82,124	81,432	81,906	81,360	81,644	81,267

Net income (loss) by segment
Electric utility	$10,650	$17,286	$11,103	$38,274	$47,776	$79,047
Bank	12,582	16,218	24,178	33,045	46,915	66,615
Other	(5,683)	(6,280)	(10,968)	(11,758)	(21,938)	(11,087)

Net income	$17,549	$27,224	$24,313	$59,561	$72,753	$134,575

This information should be read in conjunction with the consolidated financial statements and the notes thereto incorporated by reference in HEI’s Annual Report on SEC Form 10-K for the year ended December 31, 2006 and the consolidated financial statements and the notes thereto in HEI's Quarterly Reports on SEC Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007 (when filed). Results of operations for interim periods are not necessarily indicative of results to be expected for future interim periods or the full year.

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Hawaiian Electric Company, Inc. (HECO) and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)	Three months ended June 30,		Six months ended June 30,
(in thousands)	2007	2006	2007	2006
Operating revenues	$491,249	$503,350	$938,046	$977,321

Operating expenses
Fuel oil	167,121	192,314	327,050	367,652
Purchased power	133,727	122,438	245,243	240,158
Other operation	53,643	47,934	100,836	89,953
Maintenance	29,869	22,382	57,205	39,434
Depreciation	34,272	32,542	68,539	65,075
Taxes, other than income taxes	44,903	46,218	87,450	90,741
Income taxes	6,492	11,020	10,998	24,244

	470,027	474,848	897,321	917,257

Operating income	21,222	28,502	40,725	60,064

Other income
Allowance for equity funds used during construction	1,202	1,588	2,434	3,136
Other, net	1,049	521	(5,149)	1,430

	2,251	2,109	(2,715)	4,566

Income before interest and other charges	23,473	30,611	38,010	64,630

Interest and other charges
Interest on long-term debt	11,390	10,776	22,886	21,554
Amortization of net bond premium and expense	646	543	1,192	1,086
Other interest charges	874	2,226	3,015	4,139
Allowance for borrowed funds used during construction	(586)	(719)	(1,184)	(1,421)
Preferred stock dividends of subsidiaries	229	229	458	458

	12,553	13,055	26,367	25,816

Income before preferred stock dividends of HECO	10,920	17,556	11,643	38,814
Preferred stock dividends of HECO	270	270	540	540

Net income for common stock	$10,650	$17,286	$11,103	$38,274

OTHER ELECTRIC UTILITY INFORMATION
Kilowatthour sales (millions)	2,501	2,460	4,905	4,850
Cooling degree days (Oahu)	1,255	1,081	2,100	1,854
Average fuel cost per barrel	$62.74	$68.78	$60.43	$66.20

This information should be read in conjunction with the consolidated financial statements and the notes thereto incorporated by reference in HECO’s Annual Report on SEC Form 10-K for the year ended December 31, 2006 and the consolidated financial statements and the notes thereto in HECO's Quarterly Reports on SEC Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007 (when filed). Results of operations for interim periods are not necessarily indicative of results to be expected for future interim periods or the full year.

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American Savings Bank, F.S.B. and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)	Three months ended June 30,		Six months ended June 30,
(in thousands)	2007	2006	2007	2006
Interest and dividend income
Interest and fees on loans	$60,093	$57,323	$120,374	$112,476
Interest and dividends on investment and
mortgage-related securities	30,428	30,870	58,593	60,947

	90,521	88,193	178,967	173,423

Interest expense
Interest on deposit liabilities	20,832	17,001	41,570	32,394
Interest on other borrowings	18,581	18,308	36,987	35,470

	39,413	35,309	78,557	67,864

Net interest income	51,108	52,884	100,410	105,559
Provision for loan losses	1,200	—	1,200	—

Net interest income after provision for loan losses	49,908	52,884	99,210	105,559

Noninterest income
Fees from other financial services	6,885	6,742	13,386	13,182
Fee income on deposit liabilities	6,457	4,376	12,512	8,565
Fee income on other financial products	1,856	2,132	3,868	4,569
Other income	1,807	1,113	3,253	2,821

	17,005	14,363	33,019	29,137

Noninterest expense
Compensation and employee benefits	18,164	17,476	36,560	35,313
Occupancy	5,341	4,490	10,289	8,953
Equipment	3,785	3,636	7,263	7,132
Services	7,895	4,124	16,253	7,841
Data processing	2,646	2,547	5,203	5,007
Other expense	9,336	8,815	18,516	17,276

	47,167	41,088	94,084	81,522

Income before income taxes	19,746	26,159	38,145	53,174
Income taxes	7,164	9,941	13,967	20,129

Net income	$12,582	$16,218	$24,178	$33,045

Net interest margin (%)	3.20	3.30	3.14	3.30

This information should be read in conjunction with the consolidated financial statements and the notes thereto incorporated by reference in HEI’s Annual Report on SEC Form 10-K for the year ended December 31, 2006 and the consolidated financial statements and the notes thereto in HEI's Quarterly Reports on SEC Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007 (when filed). Results of operations for interim periods are not necessarily indicative of results to be expected for future interim periods or the full year.

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